                                                                Exhibit (a)(108)


The following text contains excerpts from the Adams Harkness 24th Annual Summer Seminar held on August 4, 2004. Certain portions of the transcript that do not relate to Oracle's tender offer have been redacted.

PeopleSoft at Adams Harkness 24th Annual Summer Seminar

CORPORATE PARTICIPANTS

RICK BERGQUIST
PeopleSoft- Chief Technology Officer

PRESENTATION

UNIDENTIFIED SPEAKER

Good morning. Thank you for coming. I'm very pleased to welcome Rick Bergquist, Chief Technical Officer, and Bob Okunski, VP of Investor Relations from PeopleSoft.

And I'll turn it over to Rick.

RICK BERGQUIST- PeopleSoft- Chief Technology Officer

[Text Redacted]

Talking about second quarter 2004 highlights that are there, we have seen a significant impact from the Oracle hostile takeover that were there. What we did find in the second quarter was that prospects were putting off decisions for purchasing of PeopleSoft software. They felt, I think, in a short period of time they would have a definitive ruling of the trial that completed in the July timeframe, and we know that had a significant impact on our ability to close business in the second quarter of this year.

[Text Redacted]

We continue to have a strong balance sheet. We have opportunities in a lot of different areas, continue to be income positive and look at that, as one well positioned for growth. And for us, the storm clouds will clear, we think, when we get a final decision out of the trial against Oracle.

[Text Redacted]

QUESTIONS AND ANSWERS

RICK BERGQUIST- PeopleSoft- Chief Technology Officer

I have to take questions now if anyone would like.

UNIDENTIFIED SPEAKER

What's the timing on the trial?

RICK BERGQUIST- PeopleSoft- Chief Technology Officer

Actually, the judge has no deadline, but what we expect is we know the judge has another trial starting up in the middle of August, and so we would expect that sometime in the next several weeks that he would render a decision.

UNIDENTIFIED SPEAKER

(inaudible- audience microphone unavailable)

RICK BERGQUIST- PeopleSoft- Chief Technology Officer

I would summarize, and again, this is the personal feedback I've had when I've dealt with prospects that were concerned about it, is they just wanted to postpone their decision. Summer is oftentimes a slower period for them, and they say, well, if I put off my decision a couple of weeks, I'll feel really good about having a definitive decision in that.

So, for the most part, the feedback that I got when I dealt with prospects was that they just wanted to wait those couple of weeks, and they're not going to an alternative, but rather just sitting on the sidelines until that final decision is there.

[Text Redacted]

UNIDENTIFIED SPEAKER

(inaudible- audience microphone unavailable)

RICK BERGQUIST- PeopleSoft- Chief Technology Officer

The question is, is the upsell that we have tied to a particular release cycle or not? I actually think it is one, a testament that our customers know our products, they like our products. And so if you've got lower sales from new customers who are sitting on the sidelines waiting for the Oracle dust to clear, and, actually you will see that mix shift the install base, what we really have is a continual cycle of updates that are there.


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